EXHIBIT 4.3

STOCKHOLDERS’ AGREEMENT
of
MILAGRO MEZZ, INC.
Dated as of January 13, 2010

Table of Contents

Page
ARTICLE I
DEFINITIONS
Section 1.01 Certain Definitions	1
Section 1.02 Other Interpretive Provisions	5

ARTICLE II
MANAGEMENT
Section 2.01 Board of Directors	6
Section 2.02 Matters Requiring Unanimous Director Approval	7
Section 2.03 Matters Requiring Supermajority Approval	8
Section 2.04 Matters Requiring Unanimous Consent of the Equity Investors	9
Section 2.05 Board Action	10
Section 2.06 Officers	10

ARTICLE III
TRANSFER OF SECURITIES
Section 3.01 Transfer Restrictions; Permitted Transfers	10
Section 3.02 Right of First Offer	11
Section 3.03 Tag-Along Rights	12
Section 3.04 [Intentionally Omitted]	13
Section 3.05 Rights and Obligations of Transferees and Transferors	13

ARTICLE IV
BOOKS AND RECORDS

ARTICLE V
FREEDOM TO PURSUE OPPORTUNITIES; NON-COMPETITION

ARTICLE VI
MISCELLANEOUS
Section 6.01 Notices	15
Section 6.02 Publicity and Confidentiality	15
Section 6.03 Amendments	15
Section 6.04 Governing Law; Jurisdiction	16
Section 6.05 Absence of Other Agreements or Understandings	16
Section 6.06 Entire Agreement	16
Section 6.07 Waivers	16
Section 6.08 Severability	17
Section 6.09 Further Assurances	17
Section 6.10 Counterparts	17
Section 6.11 Third Party Beneficiaries	17
Section 6.12 No Third Party Liability	17
Section 6.13 Specific Performance	17
Section 6.14 Successors and Assigns	18
Section 6.15 Subsequent Acquisition of Interests	18
Section 6.16 Further Actions	18

STOCKHOLDERS’ AGREEMENT
OF MILAGRO MEZZ, INC.
          This STOCKHOLDERS’ AGREEMENT (the “Agreement”) of Milagro Mezz, Inc., a Delaware corporation (the “Company”), dated as of January 13, 2010, is entered into by and among those persons listed on Schedule A as stockholders of the Company (together with any Person that is admitted as stockholder of the Company from time to time, a “Stockholder” and collectively, the “Stockholders”).
WITNESSETH:
          WHEREAS, Milagro Mezz, LLC (“Mezz”) was formed on October 26, 2007 as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act, as amended;
          WHEREAS, Mezz was converted into the Company effective October 8, 2009;
          WHEREAS, in connection with such conversion, Mezz issued shares of Common Stock to Holdings;
          WHEREAS, on the date hereof, the Company has issued shares of Preferred Stock to the Stockholders as noted on Schedule A; and
          WHEREAS, in connection with the issuances of shares of Common Stock and Preferred Stock, the Stockholders have determined to enter into this Agreement to set forth their rights and obligations as the stockholders of the Company.
          NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually agreed by and between the parties hereto as follows:
ARTICLE I
DEFINITIONS
     Section 1.01 Certain Definitions. As used herein, the following terms have the following meanings:
          “Acon” means ABP Milagro, LLC, a Delaware limited liability company, and its successors and Transferees of its entire interest pursuant to Section 3.05(a).
     “Acon Director” has the meaning set forth in Section 2.01(a)(i).
          “Affiliate” means, (i) with respect to any natural Person, (A) a member of such Person’s Family Group or (B) any trust or family partnership or other entity whose beneficiaries shall solely be a member or members of such Person’s Family Group, any (ii) with respect to any Person who is not a natural Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For these purposes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
          “Agreement” has the meaning set forth in the preamble hereto.
          “Applicable Law” means all applicable statutes, rules of law, rules, regulations, orders, writs, decrees, rulings, judgments, awards, agreements, approvals, authorizations, consents, licenses, clearances, waivers, permits, memoranda of understanding, commitment letters or similar understandings of or with any court, arbitrator or Governmental Authority.
          “Available Cash” means the amount of cash (including cash equivalents and temporary investments of cash) held by the Company from time to time in excess of amounts required, in the sole discretion of the Board, to pay or provide for payment of existing and projected obligations, expenses, capital expenditures and acquisitions, and to provide a reserve for working capital and contingencies.
          “Board” has the meaning set forth in Section 2.01(a).
          “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.
          “Bylaws” means the bylaws of the Company.
          “Change of Control” means the consummation of (i) the Transfer (in one or a series of related transactions) of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to a Person or a group of Persons acting in concert (other than to a Subsidiary or Subsidiaries of the Company), (ii) the Transfer (in one or a series of related transactions) all of the then-outstanding shares of Common Stock or all of the then-outstanding voting Securities to one Person or a group of Persons acting in concert, or (iii) an amalgamation, merger or consolidation of the Company with or into another Person, in the case of clauses (ii) and (iii) above, under circumstances in which immediately following such transaction, a Person or group of Persons acting in concert other than the Stockholders (as of the date hereof) collectively own a majority in voting power of the then outstanding voting power or equity securities of the surviving or resulting Person or acquirer, as the case may be. A sale (or multiple related sales) of one or more Subsidiaries of the Company (whether by way of amalgamation, merger, consolidation, reorganization or sale of all or substantially all assets or securities) which constitutes all or substantially all of the consolidated assets of the Company will be deemed a “Change of Control.”
          “Commission” means the United States Securities and Exchange Commission and any other Governmental Authority at the time administering the Securities Act.
          “Common Stock” means the common stock, par value $.01 per share, of the Company.
          “Company” has the meaning set forth in the preamble hereto.

          “Contract” means any contract (written or oral), undertaking, commitment, instrument, arrangement, plan or other legally binding agreement or understanding, and all amendments, modifications or supplements thereof.
          “Criminal Act” means any act resulting in a final, non-appealable (i) conviction (including a plea of no contest) in a U.S. federal or state court of competent jurisdiction of (x) a felony punishable by one or more years in jail or (y) any other violation of a criminal statute involving intentional fraud, misappropriation or embezzlement or (ii) determination by a court of competent jurisdiction that such Person has materially violated the federal or state securities laws of the United States or any rules or regulations issued pursuant to said laws, or the rules and regulations of any securities or commodities exchange or association.
          “DGCL” has the meaning set forth in the recitals hereto.
          “Director” means a validly appointed member of the Board.
          “Encumbrance” means any mortgage, deed of trust, pledge, security interest, lien (including environmental and tax liens), charge, encumbrance, adverse claim, option, conditional sale or other title retention agreement, defect in title (other than minor defects in title) or other restriction of a similar kind, including any restriction on the voting or transfer of any security or any restriction on the receipt of income on any asset, other than liens in favor of carriers, warehousemen, mechanics, contractors, laborers, suppliers, operators, non-operators, materialmen, lessors and landlords arising by operation of law or granted in the ordinary course of business, or incurred in connection with worker’s compensation, unemployment insurance, taxes (not at the time delinquent) or to secure surety, appeal or performance bonds.
          “Equity Investor” means each of Acon, MI and West Coast.
          “Family Group” means, with respect to any natural Person, such natural Person’s spouse, domestic partners, sister, brother, step child and/or lineal descendants, grandparent, father, mother (whether by blood relationship or adoption), and any other Person as to which such natural Person is a lineal descendant (whether by blood relationship or adoption), and any trust or other entity solely for the benefit of such Person and/or any of the foregoing.
          “Fiscal Year” means the fiscal year of the Company as set forth in the Bylaws.
          “Governmental Authority” means any domestic, foreign, international, supranational, national, provincial, regional, federal, state, municipal or local government, any instrumentality, subdivision, court, administrative or regulatory agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.
          “Holdings Agreement” means the Amended and Restated Limited Liability Company Operating Agreement of Milagro Holdings, dated as of November 30, 2007.
          “Indebtedness” means, with respect to any Person, such Person’s obligations for borrowed funds, obligations for the subscription price of assets, obligations under leases or other agreements conveying the right to use assets which would be required to be capitalized for financial reporting purposes in accordance with United States generally accepted accounting principles, obligations for borrowed funds secured by any lien on any assets of such Person whether or not such Person has assumed or become liable for payment of such obligations for borrowed funds, such Person’s net exposure pursuant to derivatives or interest rate caps, collar or swap agreements or other contracts or arrangements designed to protect against fluctuations in interest rates or currency exchange rates and all guaranty obligations of such Person.
          “MI” means Milagro Investors, LLC, a Delaware limited liability company and a member of Milagro Holdings, and its successors and Transferees of its entire interest pursuant to Section 3.05(a).
          “MI Director” has the meaning set forth in Section 2.01(a)(i).
          “Milagro Holdings” means Milagro Holdings, LLC, a Delaware limited company.
          “Non-Transferring A Stockholder” has the meaning set forth in Section 3.02.
          “Offer” has the meaning set forth in Section 3.02(b).
          “Person” means an individual, corporation, association, limited liability company, partnership, estate, trust, unincorporated organization or a government or any agency or political subdivision thereof.
          “Preferred Stock” means Series A Preferred Stock, par value $.01 per share, of the Company.
          “Proposed Transfer Notice” has the meaning set forth in Section 3.02(a).
          “Public Offering” means an underwritten public offering of Registrable Securities (or other equity securities of the Company) in which the Registrable Securities (or other equity securities of the Company) are listed on a public stock exchange.
          “Qualified Affiliate” means an Affiliate of any Person (a) that has agreed in writing (i) to be bound, in respect of all Securities it directly or indirectly owns, by this Agreement and any other agreement or instrument executed and delivered pursuant to this Agreement applicable to such Person as if such Affiliate were a party hereunder or thereunder and (ii) prior to ceasing to be such an Affiliate, to Transfer all Securities that it directly or indirectly owns and all of its rights and obligations hereunder to such Person; and (b) as to which such Person has agreed in writing to be liable as a primary obligor for the obligations of such Qualified Affiliate hereunder and any other agreement or instrument executed and delivered by such Qualified Affiliate pursuant hereto. For the purposes of this definition only, any fund managed by Guggenheim Investment Management, LLC shall be deemed to be an Affiliate of MI. For the purposes of this definition only, any director, officer, partner, member, management, employee, charitable organization and non-profit organization in each case that is a related party of West Coast or its Affiliates shall be deemed to be an Affiliate of West Coast and any director, officer, partner, member, management, employee, charitable organization and non-

profit organization in each case that is a related party of Acon or its Affiliates shall be deemed to be an Affiliate of Acon.
          “Securities” means any shares of Common Stock, Preferred Stock, other capital stock of the Company or any securities convertible into, exchangeable for or exercisable for capital stock of the Company.
          “Securities Act” means the Securities Act of 1933, as amended.
          “Subsidiary” means, as to any Person, (i) any corporation or other entity more than 50% of whose stock of any class or classes or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.
          “Supermajority Approval” means the affirmative vote or written consent of (a) both Acon Directors and (b) one of either the MI Director or the West Coast Director.
          “Tag-Along Notice” has the meaning set forth in Section 3.03(b).
          “Tag-Along Transfer” has the meaning set forth in Section 3.03(a).
          “Tagging Preferred Stockholder” has the meaning set forth in Section 3.03(a).
          “Transfer” means, with respect to any Securities, a transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or disposition, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law; and “Transferable,” “Transferred,” “Transferee” and “Transferor” shall each have a correlative meaning.
          “Transferring Stockholder” has the meaning set forth in Section 3.02.
          “Voting Shares” means any Securities registered in its name or beneficially owned by a Stockholder as of the date of the relevant Stockholder action that have the right to vote in the election of directors.
          “West Coast” means West Coast Energy Partners LLC, a Delaware limited liability company, and its successors and Transferees of its entire interest pursuant to Section 3.05(a).
          “West Coast Director” has the meaning set forth in Section 2.01(a)(i).
     Section 1.02 Other Interpretive Provisions.
     (a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

     (b) The words “hereof,” “herein,” “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and any subsection, Section and Schedule references are to this Agreement unless otherwise specified.
     (c) The term “including” is not limiting and means “including without limitation.”
     (d) The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.
ARTICLE II
MANAGEMENT
     Section 2.01 Board of Directors.
     (a) So long as the Company is a Subsidiary of Milagro Holdings, each of the Stockholders shall vote all Voting Shares over which it has control and take all other necessary or desirable actions within its control, including without limitation calling meetings, attending meetings, executing a proxy to vote at any meeting and executing written consents, to vote for five directors for the board of directors of the Company (the “Board”), consisting of (a) two (2) persons who shall be nominated by Acon collectively (the “Acon Directors”), (b) one (1) person who shall be nominated by MI (the “MI Director”) (c) one (1) person who shall be nominated by West Coast (the “West Coast Director”) and (d) one person who shall be the Chief Executive Officer of the Company. Each of Acon, MI and West Coast shall be entitled at any time to nominate an alternate Director to replace and/or substitute for, each Director it nominated and each other Stockholder shall take all necessary action to elect such replacement Director; provided that, in the event any of Acon, MI and West Coast shall no longer have the right to nominate a director of Milagro Holdings pursuant to Section 5.01 of the Holdings Agreement, the number of Directors that such Stockholder, together with its Qualified Affiliates, collectively shall have the right to nominate shall be reduced to zero. If the number of Directors that a Stockholder has the right to designate or nominate to the Board is so reduced pursuant to this Section 2.01(a), then the Company and the Stockholders shall take all necessary action to immediately remove such Director or Directors, as the case may be, and reduce the number of Directors accordingly.
     (b) For avoidance of doubt, so long as the Company is a Subsidiary of Milagro Holdings, no Stockholder holding any shares of Preferred Stock (other than as provided in Section 2.01(a) hereof) shall have a right to nominate a director.
     (c) As of the date hereof, the Acon Directors shall be Jonathan Ginns and Mo Bawa, the MI Director shall be Tim Murray, and the West Coast Director shall be Adam Cohn.
     (d) Notwithstanding the applicable provisions of the Bylaws, any of the Acon Directors, MI Director and West Coast Director or alternate(s) thereof shall be removed and/or replaced from the Board only pursuant to the instructions of the Stockholder nominating such Director; provided, however, that any Director may be removed by the Board if such Director commits a Criminal Act; provided, further, that such Director shall be replaced by another Person nominated by the Stockholder who originally nominated the Director being replaced.
     (e) Each Stockholder having a right to appoint a Director, whether or not it has exercised its right to designate a Director pursuant to this Section 2.01, shall have the right to designate representatives (in addition to the Directors designated by such Stockholder) from time to time to attend in person or by teleconference and speak at all meetings of the Board and of the board of directors of any of the Company’s Subsidiaries (provided that such representative shall have no right to participate in any vote of the Board or the board of the relevant Subsidiary). The number of representatives that each Stockholder shall have the right to appoint shall be equal to the number of Directors that such Stockholder is entitled to designate pursuant to this Section 2.01.
     (f) The Board shall form and appoint directors to such committees as it deems appropriate and shall delegate certain of the Board’s powers to such committees; provided that the composition and voting arrangements of such committees shall reflect the Stockholders’ respective representation on the Board.
     Section 2.02 Matters Requiring Unanimous Director Approval. Notwithstanding anything to the contrary in this Agreement, without receiving the affirmative vote or unanimous written consent of all of the Directors, the Company and its Subsidiaries shall not, and the Board shall cause the Company and its Subsidiaries not to:
     (a) commence any proceedings for a voluntary winding-up, dissolution or liquidation of the Company (provided, that a sale of all or substantially all of the assets of the Company shall not be a winding-up, dissolution or liquidation of the Company for purposes of this Section 2.02(a));
     (b) redeem any of the Preferred Stock;
     (c) enter into any transaction or series of related transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Company, any current or former director, officer, partner, employee, Affiliate or Stockholder of the Company or any of its Subsidiaries or any Person who beneficially owns Securities (or any of such Person’s Family Group or Affiliates), on the other hand, other than (i) transactions expressly contemplated by this Agreement or (ii) transactions contemplated by documentation relating to Indebtedness outstanding on the date of this Agreement; or
     (d) enter into any line of business other than oil and gas exploration and production in the U.S. onshore and state waters in which the Company or any of its Subsidiaries conducts business as of the date of this Agreement.

     Section 2.03 Matters Requiring Supermajority Approval. Notwithstanding anything to the contrary in this Agreement, without receiving Supermajority Approval, the Company and its Subsidiaries shall not, and the Board shall cause the Company and its Subsidiaries not to:
     (a) amend, modify or change the certificate of incorporation of the Company or the Bylaws, or any of the constituent documents of any Subsidiary of the Company;
     (b) subject to Section 2.04(b), issue (including in any Public Offering), redeem, purchase or otherwise acquire, retire, cancel, repay or modify or amend the terms of any Securities, other than (i) as required by the terms of such Securities or pursuant to agreements in effect on the date on the issuance thereof, (ii) as specified in any business plan or operating capital budget approved in accordance with the terms hereof or (iii) pursuant to any management or employee compensation plan approved pursuant to Section 2.04(a);
     (c) enter into any transaction or series of transactions which would result in a Change of Control of the Company (other than pursuant to Sections 3.02, 3.03 or 3.04 hereof);
     (d) enter into or form any other oil and gas partnership or joint-venture, other than in the ordinary course of business;
     (e) issue, incur, cancel, repay or modify or amend the terms of any Indebtedness, other than (i) to the extent consistent with the terms of any Indebtedness in existence as of the date of this Agreement, (ii) the incurrence of Indebtedness resulting from trade payables or obligations pursuant to real property leases in each in case incurred in the ordinary course of business, (iii) as specified in any business plan or operating capital budget approved in accordance with the terms hereof and (iv) the incurrence of Indebtedness, individually or in the aggregate, not in excess of $3 million annually;
     (f) other than as specified in any business plan or operating capital budget approved in accordance with the terms hereof, acquire any assets which, at the time of such acquisition have a fair market value in excess of $3 million individually or in the aggregate annually;
     (g) other than as specified in any business plan or operating capital budget approved in accordance with the terms hereof, transfer, sell or otherwise dispose of any of its assets, Subsidiaries or property which, at the time of such sale or disposition, has a fair market value in excess of $3 million individually or in the aggregate annually;
     (h) commence or settle any legal proceedings involving the Company or any of its Subsidiaries, other than with respect to regulatory proceedings arising in the ordinary course of business and other than settlements that would not result in the payment by the Company or any of its Subsidiaries in excess of $1 million, individually or in the aggregate in any twelve month period;

     (i) other than as specified in any business plan or operating capital budget approved in accordance with the terms hereof, enter into any Contract or group of Contracts outside the ordinary course of business that would result in the payment of in excess of $1 million per annum, individually or in the aggregate annually;
     (j) enter into, amend, modify or terminate any Contract pursuant to which the Company or any of its Subsidiaries is prohibited from engaging in any line of business for any period of time or with respect to any geographical location, other than confidentiality agreements entered into in the ordinary course of business;
     (k) appoint, remove, replace, terminate any Person as an officer with respect to the Company or any of its Subsidiaries;
     (l) appoint or change the Company’s or any of its Subsidiaries’ outside independent auditor, or materially change (as defined by its auditors in accordance with United States generally accepted accounting principles) the accounting policies, practices or principles of the Company or any of its Subsidiaries;
     (m) declare dividends or distributions of any kind;
     (n) approve any hedging arrangements not in compliance with the policies for the Company otherwise approved by the Board;
     (o) form any material Subsidiary;
     (p) approve the annual business plan or budget of the Company;
     (q) make any tax election or tax settlement except as specifically set forth in this Agreement; or
     (r) make a determination of Available Cash.
     Section 2.04 Matters Requiring Unanimous Consent of the Equity Investors. Notwithstanding anything to the contrary in this Agreement, without receiving the affirmative vote or written consent of (a) both Acon Directors, (b) the MI Director and (c) the West Coast Director, the Company and its Subsidiaries shall not, and the Board shall cause the Company and its Subsidiaries not to:
     (a) enter into any new or modify, amend or terminate any existing management or employee compensation, equity incentive or benefit plan;
     (b) notwithstanding Section 2.03(b) to the contrary, issue any securities of the Company that have any rights, preferences or privileges that are senior to or on a parity with any of the Securities (other than in connection with the initial Public Offering of the Company, which shall be subject only to the requirements of Section 2.03(b) above); or
     (c) set apart, out of any funds of the Company available for dividends, a reserve or reserves for any proper purpose, or modify or abolish any such reserve, as provided in Section 8.3 of the Bylaws.

     Section 2.05 Board Action. For purposes of this Agreement, any vote, action or consent of the Board shall be subject to and performed in accordance with Sections 2.02, 2.03 or 2.04 hereof, and such vote, action or consent shall only be effective if and to the extent taken, performed or given in accordance with the requirements of such sections.
     Section 2.06 Officers. So long as the Company is a Subsidiary of Milagro Holdings, the Board shall cause any and all actions necessary and permitted by the Bylaws to maintain the officers of the Company to be the individuals who hold the same capacity in Milagro Holdings, unless the Board determines that such officer position in the Company shall remain vacant.
ARTICLE III
TRANSFER OF SECURITIES
     Section 3.01 Transfer Restrictions; Permitted Transfers.
     (a) Except as otherwise expressly set forth in this Agreement, no Stockholder may at any time Transfer any shares of Preferred Stock directly or indirectly owned by it to any Person. The following Transfers shall be permitted:
     (i) any Transfer of shares of Preferred Stock by a Stockholder to Persons that are its Qualified Affiliates; provided, that each Qualified Affiliate of any Stockholder to which such shares of Preferred Stock are Transferred shall, and such Stockholder shall cause such Qualified Affiliate to, Transfer back to such Stockholder (or to another Qualified Affiliate of such Stockholder) the Preferred Stock it owns if such Qualified Affiliate ceases at any time to be a Qualified Affiliate of such Stockholder;
     (ii) any Transfer of shares of Preferred Stock by a Stockholder to Persons approved in writing by each of the other Stockholders;
     (iii) any Transfer of shares of Preferred Stock to another Stockholder or its Qualified Affiliates; and
     (iv) any Transfer of shares of Preferred Stock permitted pursuant to Sections 3.02, 3.03 or 3.04 hereof.
     (b) Upon any Transfer pursuant to this Article III, the Transferor shall provide the Company and other Stockholders with written notice of such Transfer promptly thereafter.
     (c) Each Stockholder agrees that, as a condition precedent to any Transfer permitted under this Section 3.01, each Transferee of the shares of Preferred Stock shall have executed a Joinder Agreement pursuant to which such Transferee agrees (i) to become party hereto and (ii) to be treated in the same manner as the Transferor for all purposes under this Agreement.

     (d) In the event of a purported Transfer by a Stockholder of any shares of Preferred Stock in violation of the provisions of this Agreement, such purported Transfer will be void and of no effect, and the Company will not give effect to such Transfer.
     Section 3.02 Right of First Offer. Any Stockholder holding any shares of Preferred Stock may Transfer its shares of Preferred Stock to any Person; provided that other than in connection with a Transfer in accordance with Section 3.01(a) or pursuant to or consequent upon the exercise of rights set forth in Sections 3.03 or 3.04 hereof, upon any such proposed Transfer of such shares of Preferred Stock by a Stockholder (any such Stockholder that is Transferring such shares of Preferred Stock, a “Transferring Stockholder”), each non-Transferring Stockholder holding shares of Preferred Stock (a “Non-Transferring A Stockholder”) shall have a right of first offer over such shares of Preferred Stock, which shall be exercised in the manner set forth in this Section 3.02.
     (a) The Transferring Stockholder shall provide the Company and each Non-Transferring A Stockholder with a written notice (a “Proposed Transfer Notice”) of its desire to Transfer its shares of Preferred Stock. The Proposed Transfer Notice shall specify the number of shares of Preferred Stock such Transferring Stockholder wishes to Transfer.
     (b) Each Non-Transferring A Stockholder shall have a period of fifteen (15) days following the receipt of the Proposed Transfer Notice to offer irrevocably to purchase all (but not less than all) of such shares of Preferred Stock for cash consideration (an “Offer”) by delivering to the Transferring Stockholder a written notice stating its desire to purchase such shares of Preferred Stock, its proposed cash purchase price for such shares of Preferred Stock and any other material terms and conditions of its proposed purchase.
     (c) In the event that the Transferring Stockholder elects to accept an Offer (provided, that the Transferring Stockholder may only accept the highest Offer, and, if more than one Offer is the same, the Transferring Stockholder must accept such Offers on a pro rata basis), the Transferring Stockholder and the Non-Transferring A Stockholders whose Offer is accepted shall take such action as may be necessary to enter into a definitive agreement, which will include the terms of the Offer, within 30 days of the date of acceptance by the Transferring Stockholder(s). The Transferring Stockholder(s) will provide representations, warranties, covenants and indemnities in its individual capacity in connection with such transaction, and such representations, warranties, covenants and indemnifications shall be limited to customary fundamental representations and warranties of (i) such Stockholder’s brokers and finders, (ii) such Stockholder’s title to its shares of Preferred Stock, free of all liens and encumbrances (other than those arising under applicable securities laws), (iii) such Stockholder’s authority, power and right to enter into and consummate the transaction without violating any other material agreement or Applicable Law, (iv) such Stockholder’s power and right to enter into and consummate the transaction without the consent of a Governmental Authority or Person and (v) the absence of any required consents for such Stockholder to enter into and consummate the transaction and the absence of any registration requirements in connection therewith. The Transferring Stockholder(s)’s liability under the definitive purchase agreement with respect to such transaction will not exceed the total purchase price paid by the Non-Transferring A Stockholder and received by such Transferring Stockholder(s) in such transaction except for liability resulting from fraud or knowing and intentional breach (it being further agreed that no such portion shall be subject to any escrow or holdback).
     (d) Subject to Section 3.03, if no Offer is made, the Transferring Stockholder may Transfer such shares of Preferred Stock to any Person within four (4) months following such fifteen (15)-day period.
     (e) If the Transferring Stockholder does not accept an Offer, the Transferring Stockholder may Transfer such shares of Preferred Stock to any Person at any time within four (4) months following such fifteen (15)-day period in exchange for cash consideration that is not less than the proposed purchase price and on terms and conditions no more favorable to the purchaser than those specified in any single Offer.
     Section 3.03 Tag-Along Rights.
     (a) In the case of a proposed Transfer of all or any portion of the Preferred Stock held by any Stockholder (other than a Transfer in accordance with Section 3.01(a)), each other Stockholder holding Preferred Stock may exercise tag-along rights (a “Tag-Along Transfer”) in accordance with the terms, conditions and procedures set forth herein (any Stockholder exercising such rights, a “Tagging Preferred Stockholder”).
     (b) After complying with the provisions of Section 3.02 hereof, the Transferring Stockholder shall promptly give notice (a “Tag-Along Notice”) to the Company and each other Stockholder holding Preferred Stock of any Tag-Along Transfer, setting forth the number of shares of Preferred Stock proposed to be Transferred, the name of the Transferee, the proposed amount and form of consideration for such shares of Preferred Stock, and any other material terms and conditions of the Tag-Along Transfer. Each other Stockholder holding Preferred Stock shall have a period of fifteen (15) days from the date of the Tag-Along Notice within which to elect by written notice to the Transferring Stockholder to sell up to its pro rata portion (determined by multiplying the number of shares of Preferred Stock proposed to be Transferred by a fraction the numerator of which is the amount of shares of Preferred Stock held by such Tagging Preferred Stockholder and the denominator of which is the aggregate number of shares of Preferred Stock held by the Tagging Preferred Stockholder and the other Stockholders electing to participate in the Tag-Along Transfer) of the shares of Preferred Stock that are subject to the underlying Transfer in connection with such Tag-Along Transfer. Any Stockholder holding shares of Preferred Stock may exercise such right by delivery of an irrevocable written notice to the Company and to the Transferring Stockholder specifying the number of shares of Preferred Stock such Stockholder desires to include in the Tag-Along Transfer. If the Transferring Stockholder is unable to cause the Transferee to purchase all of the shares of Preferred Stock proposed to be Transferred, then the Transferring Stockholder may (A) terminate the sale of the shares of Preferred Stock to the transferee and terminate such Tag-Along Transfer as to all Stockholders or (B) on behalf of all Stockholders, sell that agreed portion of each Tagging Preferred Stockholder’s shares of Preferred Stock that is equal to the product of (x) the total number of shares of Preferred Stock subject to the proposed

Tag-Along Transfer that the proposed Transferee is willing to purchase and (y) such Stockholder’s pro rata portion (determined by multiplying the number of shares of Preferred Stock proposed to be Transferred by a fraction the numerator of which is the number of shares of Preferred Stock held by such Tagging Preferred Stockholder and the denominator of which is the aggregate number of shares of Preferred Stock held by the Tagging Preferred Stockholder and the other Stockholders electing to participate in the Tag-Along Transfer). The Transferring Stockholder shall have a period of sixty (60) days following the expiration of the fifteen (15)-day period mentioned above to sell all of the shares of Preferred Stock agreed to be purchased by the Transferee, on the payment terms specified in the Tag-Along Notice.
     (c) Each Tagging Preferred Stockholder shall agree (i) to make such representations, warranties, covenants, indemnities and agreements to the transferee as made by the Transferring Stockholder in connection with the Tag-Along Transfer (other than any non-competition or similar agreements or covenants that would bind the Tagging Preferred Stockholder or its Affiliates), and (ii) to substantially the same terms and conditions to the Transfer as the Transferring Stockholder agrees. Notwithstanding the foregoing, however, all such representations, warranties, covenants, indemnities and agreements shall be made by each Tagging Preferred Stockholder severally and not jointly.
     Section 3.04 [Intentionally Omitted].
     Section 3.05 Rights and Obligations of Transferees and Transferors.
     (a) No Transferee (other than a Qualified Affiliate of a Stockholder) shall acquire any of the rights set forth in Sections 2.01(a), 2.02, 2.03, 2.04, 2.05 or Article III hereof by reason of the Transfer unless such Transferee purchases all (but not less than all) of the shares of Preferred Stock (and for the purposes of Sections 2.01(a), 2.02, 2.03, 2.04 and 2.05, all of the transferable membership units in Milagro Holdings, in accordance Section 7.05 of the Holdings Agreement) held by such Transferor as of the date of such Transfer, in which case all such rights (and any other rights of the Transferor) may be acquired by such Transferee. In the event that the Transferee (whether or not it is an existing Stockholder as of the date hereof) acquires such rights, it will be treated for all purposes under this Agreement as if it were the Transferor from whom such Transferee acquired such rights. For the avoidance of doubt, any Transferee that acquires all (but not less than all) of the Securities held by Acon, MI or West Coast, including such Transferor’s membership interest in Milagro Holdings, such Transferee shall be entitled to appoint the Acon Directors, West Coast Director or MI Director, as the case may be.
     (b) Any Transfer of Securities hereunder shall not release the party transferring such Securities from any liability or obligation it may have hereunder with respect to liabilities and obligations incurred prior to the date of such Transfer or with respect to Securities that it continues to own after the date of such Transfer.

ARTICLE IV
BOOKS AND RECORDS
          The books of account and records of the Company shall be audited as of the end of each Fiscal Year by the Company’s independent certified public accountants. The Company’s independent public accountants shall be a nationally recognized independent certified public accounting firm selected from time to time by the Board. All reports to be provided pursuant to this Article IV shall be prepared in accordance with United States generally accepted accounting principles.
     (a) Not later than ninety (90) days after the end of each fiscal quarter (other than the fourth quarter), the Company shall prepare or cause to be prepared, and shall mail to each Stockholder an unaudited consolidated balance sheet and an unaudited consolidated income statement of the Company.
     (b) Not later than one hundred and twenty (120) days after the end of each Fiscal Year, the Company shall prepare or cause to be prepared, and shall mail to each Stockholder, an audited report setting forth at the end of such Fiscal Year the following: a balance sheet of the Company; an income statement of the Company; and a statement of changes in cash flow of the Company.
     (c) The Company shall mail to each Stockholder the proposed annual budget of the Company no later than the end of each Fiscal Year.
ARTICLE V
FREEDOM TO PURSUE OPPORTUNITIES; NON-COMPETITION
     To the fullest extent permitted by the DGCL, the Company, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Company and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any of Acon, MI and West Coast and any of their respective officers, directors, agents, stockholders, members, partners, Affiliates (including, with respect to Acon, Acon Investments, LLC and its Affiliates and Subsidiaries) or Subsidiaries (other than the Company and its Subsidiaries), even if the opportunity is one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such Person shall be liable to the Company or any of its Subsidiaries for breach of any fiduciary or other duty, as a Director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its Subsidiaries unless, in the case of any such Person who is a Director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company. Any Person purchasing or otherwise acquiring any direct or indirect interest in any equity securities of the Company shall be deemed to have notice of and consent to the provisions of this Article V.

ARTICLE VI
MISCELLANEOUS
     Section 6.01 Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by personal hand-delivery, by facsimile transmission, by electronic mail, by mailing the same in a sealed envelope, registered first-class mail, postage prepaid, return receipt requested, or by air courier guaranteeing overnight delivery, sent to the Stockholder at the addresses set forth on Exhibit A (or such other address as such Stockholder may specify by notice to the Company), and if to the Company, sent to the address below.
if to the Company, to:
Milagro Mezz, Inc.
1301 McKinney, Suite 500
Houston, Texas 77010
Attention: James Ivey
Fax: 713-307-7071
and a copy (which shall not constitute notice) to:
Porter & Hedges, L.L.P.
1000 Main Street, Suite 3600
Houston, Texas 77002
Attention: Robert G. Reedy
Fax: 713-226-6274
     Section 6.02 Publicity and Confidentiality. Each of the parties hereto shall keep confidential this Agreement and the transactions contemplated herein and shall not disclose, issue any press release or otherwise make any public statement relating hereto or thereto (i) without the prior written consent of each of the Stockholders or (ii) if such press release or statement refers to a Stockholder, without the prior written consent of such Stockholder, in each case, unless so required by applicable law or any governmental authority; provided that no such written consent shall be required (and each Stockholder shall be free to release such information) for disclosures to each Stockholder’s partners, members, advisors, employees, agents, accountants or attorneys, so long as such persons agree to keep such information confidential on terms substantially identical to the terms contained in this Section 6.02.
     Section 6.03 Amendments. Except as otherwise set forth in this Agreement, the terms and provisions of this Agreement may be modified or amended at any time and from time to time only by Stockholders holding 80% of the voting Securities; provided, that (1) no amendment shall be made without the consent of a Stockholder if such amendment materially and adversely affects such Stockholder’s rights in a manner that discriminates against such Stockholder vis-à-vis other Stockholders, (2) no amendment shall be made that affects any Stockholder’s right to nominate any Director without the consent of such Stockholder, (3) without the consent of all of the members of Milagro Holdings who shall then hold any Class A Membership Units or Class B Membership Units in Milagro Holdings, no amendment shall be made to Article II, (4) no amendment shall be made to any provisions hereof which require the consent, action or approval of a majority or a specified percentage of the Stockholders without the consent of such majority or specified percentage of such Stockholders, and (5) no amendment shall be made to this Section 6.03 without the consent of all of the Stockholders. Notwithstanding the foregoing provisions of Section 6.03, this Agreement may be amended from time to time by the Board without the consent of any of the Stockholders (i) to cure any ambiguity or correct or supplement any provisions hereof which may be inconsistent with any other provision hereof, or correct any printing, stenographic or clerical errors or omissions; (ii) to admit one or more additional Stockholders, or withdraw one or more Stockholders, in accordance with the terms of this Agreement; (iii) to amend this Agreement to provide any necessary information regarding any Stockholder, any additional or successor Stockholder, or any additional Stockholders; and (iv) to the extent necessary to amend Schedule B hereto upon good faith determination of the Board. The Board shall send each Stockholder a copy of any amendment adopted pursuant to this Section 6.03.
     Section 6.04 Governing Law; Jurisdiction. THE PARTIES HEREBY AGREE THAT THIS AGREEMENT, AND THE RESPECTIVE RIGHTS, DUTIES AND OBLIGATIONS OF THE PARTIES HEREUNDER, SHALL ALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS THEREUNDER. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH OF THE PARTIES HEREBY (i) IRREVOCABLY CONSENT AND AGREES THAT ANY LEGAL OR EQUITABLE ACTION OR PROCEEDINGS ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT SHALL BE BROUGHT EXCLUSIVELY IN THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK; AND (ii) BY EXECUTION AND DELIVERY OF THIS AGREEMENT, IRREVOCABLY SUBMITS TO AND ACCEPTS, WITH RESPECT TO ANY SUCH ACTION OR PROCEEDINGS, FOR ITSELF AND IN RESPECT OF ITS PROPERTIES AND ASSETS, FOR PURPOSES OF THIS AGREEMENT, THE JURISDICTION OF THE AFORESAID COURTS, AND IRREVOCABLY WAIVES ANY OBJECTION TO VENUE IN SUCH COURTS.
     Section 6.05 Absence of Other Agreements or Understandings. Except as previously disclosed to and approved by each other Stockholder, no Stockholder has or will enter into any “side letters,” writings, agreements or contracts with any Stockholder with respect to the governance of the Company.
     Section 6.06 Entire Agreement. This Agreement embodies the entire agreement and understanding of the Stockholders and supersedes all prior agreements and understandings between the Stockholders with respect to the subject matter hereof.
     Section 6.07 Waivers. No waiver of any breach of any of the terms of this Agreement shall be effective unless such waiver is made expressly in writing and executed and delivered by the party against whom such waiver is claimed. No waiver of any breach shall be deemed to be a further or continuing waiver of such breach or a waiver of any other or subsequent breach. Except as otherwise expressly provided herein, no failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder, or otherwise available in respect hereof at law or in equity, shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof, or the exercise of any other right, power or remedy.
     Section 6.08 Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
     Section 6.09 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Stockholder shall execute and deliver any additional documents and instruments and perform any additional acts that the Company determines to be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.
     Section 6.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
     Section 6.11 Third Party Beneficiaries. This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto and it does not create or establish any third party beneficiary hereto.
     Section 6.12 No Third Party Liability. This Agreement may only be enforced against the named parties hereto. All claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto; and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any party hereto (including any Person negotiating or executing this Agreement on behalf of a party hereto), unless party to this Agreement, shall have any liability or obligation with respect to this Agreement or with respect any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).
     Section 6.13 Specific Performance. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that, in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such party shall, therefore, be entitled (in addition to any other remedy to which such party may be entitled at law or in equity) to injunctive relief, including specific performance, to enforce such obligations, without the posting of any bond and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

     Section 6.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as specifically provided herein, this Agreement may not be assigned by any party without the express prior written consent of each of the Stockholders, and any attempted assignment without such consent will be null and void.
     Section 6.15 Subsequent Acquisition of Interests. Any securities of the Company acquired or subscribed for subsequent to the date hereof by a Stockholder shall be subject to the terms and conditions of this Agreement.
     Section 6.16 Further Actions. Each Stockholder hereby agrees to promptly execute, acknowledge, verify, swear to, deliver, record and file all instruments documents and certificates that the Board is authorized to execute, acknowledge, verify, swear to, deliver, record and file on behalf of the Stockholders pursuant to this Agreement, in each case to the extent that have been executed in accordance with this Agreement, including, without limitation, any amendment or modification to this Agreement adopted in accordance with the terms hereof upon presentation of documentation to its reasonable satisfaction that such amendment or modification has been consented to by Stockholders holding the percentage of voting Securities necessary to effect such amendment or modification and that such amendment or modification has otherwise been adopted in accordance with the terms of this Agreement.
[Signature Pages Follow]

     IN WITNESS HEREOF, the Stockholders have duly executed this Agreement as of the date first above written.

MILAGRO HOLDINGS, INC.
By:	/s/ James Ivey
	Name:	James Ivey
	Title:	Chief Financial Officer

ACON MILAGRO SECOND LIEN INVESTORS, LLC
By:	Acon Funds Investment, L.L.C., as its Manager

By:	/s/ Jonathan Ginns
	Name:	Jonathan Ginns
	Title:	Manager

AIG VANTAGE CAPITAL, L.P.
By:	AIG Vantage Capital General Partner, L.P., its general partner

By:	AIG Vantage Capital, LLC, its general partner

By:	PineBridge Investments LLC, its managing member

By:	/s/ Jonathan Stearns
	Name:	Jonathan Stearns
	Title:	Managing Director

AIG PEP IV CO-INVESTMENT, L.P.
By:	AIG PEP IV Co-Investment GP, L.P., its general partner

By:	AIG PEP IV Co-Investment GP, LLC, its general partner

By:	PineBridge Investments LLC, its managing member

By:	/s/ Jonathan Stearns
	Name:	Jonathan Stearns
	Title:	Managing Director

1888 FUND, LTD.
By:	Guggenheim Investment Management, LLC, as Collateral Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

COPPER RIVER CLO LTD.
By:	Guggenheim Investment Management, LLC, as Collateral Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

GREEN LANE CLO LTD.
By:	Guggenheim Investment Management, LLC, as Collateral Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

NZC GUGGENHEIM MASTER FUND LIMITED
By:	Guggenheim Investment Management, LLC, as Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

SANDS POINT FUNDING LTD.
By:	Guggenheim Investment Management, LLC, as Collateral Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

GUGGENHEIM ENERGY OPPORTUNITIES FUND, LP
By:	Guggenheim Investment Management, LLC, as Investment Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

KENNECOTT FUNDING LTD.
By:	Guggenheim Investment Management, LLC, as Collateral Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

IN-FP1, LLC
By:	Guggenheim Investment Management, LLC, as Manager

By:	/s/ Michael Damaso
	Name:	Michael Damaso
	Title:	Senior Managing Director

WEST COAST ENERGY PARTNERS LLC
By:	/s/ Adam Cohn
	Name:	Adam Cohn
	Title:	Authorized Representative

PLAINFIELD DIRECT INC.
By:	/s/ Thomas X. Fritsch
	Name:	Thomas X. Fritsch
	Title:	Authorized Individual

TOURADJI DIVERSIFIED HOLDINGS, LLC
By:	/s/ Thomas S. Dwan
	Name:	Thomas S. Dwan
	Title:	Authorized Signatory

TOURADJI DIVERSIFIED HOLDINGS, LTD.
By:	/s/ Thomas S. Dwan
	Name:	Thomas S. Dwan
	Title:	Authorized Signatory

TOURADJI GLOBAL RESOURCES HOLDINGS, LLC
By:	/s/ Thomas S. Dwan
	Name:	Thomas S. Dwan
	Title:	Authorized Signatory

TOURADJI GLOBAL RESOURCES HOLDINGS, LTD.
By:	/s/ Thomas S. Dwan
	Name:	Thomas S. Dwan
	Title:	Authorized Signatory